June 29, 2007

Mr. John C. Pintozzi
Vice President and Chief Financial Officer
Allstate Life Insurance Company
3100 Sanders Road
Northbrook, Illinois   60062

Re: **Allstate Life Insurance Company**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 13, 2007
        Form 8-K dated April 23, 2007
        Filed on April 23, 2007
        File No. 000-31248

Dear Mr. Pintozzi:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please explain why excluding the information required by Item 302 of Regulation
        S-K was considered appropriate. Provide to us this information in disclosure-type
        format if you conclude that this disclosure is required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Operations, page 16

2.   Please tell us why your use of "Investment margin," "Benefit margin," and "Gross margin" as performance measures in your annual report are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors. The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures. Rather, the justification for the use of these measures must be substantive. Please refer to SAB 107 and to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003. Provide to us revisions to your disclosures in disclosure-type format.

Form 8-K dated April 23, 2007

3.   The financial measures "Operating Income" and "Operating income return on equity" exclude certain recurring items and their exclusion appears to smooth earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that non-GAAP measures that have the effect of smoothing earnings are appropriate. Your disclosure regarding these measures does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K. The disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of these measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of these measures must be substantive. Please tell us the following in disclosure-type format:

- the economic substance behind management's decision to use these measures;
- the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
- the manner in which management compensates for these limitations when using the non-GAAP financial measures; and,
- the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant